







INVEST IN **VINSENT, INC**

# Vinsent is a global marketplace that directly connects wineries and wine lovers

Vinsent
Connecting Wine Lovers and Makers

## Highlights

## Highlights

1. Onboarded 100+ wineries with Futures and Ready to Ship wines
2. Launched advanced MVP app on iOS, Android and web
3. We've shipped direct-to-consumers in 15 countries
4. Built curation team of wine 'ambassadors' in Europe
5. Established the "Vineyard-to-Table"

## Our Team

**Jacob Ner-David**

I love innovation, challenging the status qou, and especially products and services that can make the world a better place. And of course it has to be fun, with good people that know how to laugh (at themselves and the world).

Jacob: As a winery owner and veteran of many tech start-ups, I was frustrated at the lack of modern tools being used in the wine industry for connecting consumers and producers.

**Gil Pico**

**Jon Schroeder**

# Pitch



**The wine market**

*Vinsent*

**$350B+**  Global wine market

**$78B**  Global **Fine Wine** market ($20+/ bottle)

**$10B+**  USA **Fine Wine** market

**50K+**  Wineries across the world

**5%**  Of wine is sold online (globally)

Sources: GLOBAL WINE MARKET FORECAST 2017-2025, GLOBAL TRENDS 2018, STATE OF THE WINE INDUSTRY REPORT 2019, Luxury Marketing Report



**The problems**

*Vinsent*

**Inefficient supply chain**
Up to ⅔ of retail revenue goes to distribution channels, and only ⅓ to the wineries

**Long financial cycle**
It takes between 1-3 years for wineries to start monetizing their products - i.e. wines.

**No loyalty**
Disconnect between vintner and buyer prevents from building customer loyalty

**Authenticity at risk**
20% of wines purchased estimated to be "fake-wine," exposing consumers to fraud and lost revenue for winery

Sources: EY WINE MARKET REPORT

## Our vision

To reinvent the way people buy, own and experience wine by **connecting** wineries and wine consumers **directly** in **one single digital and trusted place**





*Vinsent*

## The COVID 19 effect

**% OF REGULAR WINE DRINKERS WHO PURCHASE WINE ONLINE: 2020 VS. 2017**
US market sees most significant rise in the proportion of regular wine drinkers purchasing wine online, accelerated by the impact of Covid-19: a quarter of US wine drinkers now use online channel for wine purchase



*Vinsent*



## What exists today?

- Wineries which have developed their online presence through SAAS platforms

- Retailers that have created online shops



- Retailers that have created online shops
- Dedicated wine ecommerce players (such as wine.com) that buy wine from local distributors -- no direct connection to winery


Wine Futures

## What is VinSent?

A **Global** digital Direct to Consumer **Marketplace** that enables wineries and wine lovers to connect **directly** and sell-buy **Fine Wine**


Jacob Ner-David


2020 WINE INDUSTRY DTC VENDOR FLYWHEEL

In the 2020 landscape mapping done by the wine analytics firm Emetry, a new category had to be created for Vinsent as :

**The only true DtC two sided Marketplace**


Our strategy

## Connect wineries and wine lovers by :

**Enabling purchase from wineries of:**

- Wine still in the barrel (i.e. "Wine Future")
- "Ready to Ship" wine

**Creating a sense of experience and community**

*that does not currently exist in online (or offline) wine commerce*

With exclusive content and engagement


Why Blockchain?

**Tokenizing wine to allow to :**

- Trace it down the chain
- Authenticate it is genuine (when in the bottle)
- Trade it in a secure & easy way (before and after it is bottled)

*20% of wines purchased estimated to be "fake-wine," exposing consumers to fraud and lost revenue for winery (Sources: EY WINE MARKET REPORT)

*Recent case (Jan 2021) of mega fraud in China :https://vino-joy.com/2021/01/08/police-busts-biggest-fake-penfolds-operation-in-china/?utm_source=Daily+Wine+News&utm_campaign=f013393c10-DWN_2020_DECEMBER_14_COPY_01&utm_medium=email&utm_term=0_1787000e4c-f013393c10-223156509


Explore Wines

## Our achievements SO FAR

**TECH**

- Launched full digital marketplace with consumer facing app on iOS, Android and web, and a blockchain ledger on RVN blockchain for "future" wines



- Creation of the first virtual cellar - crypto wallet

**OPERATION**
- Established curation team of 'ambassadors' in Europe
- Onboarded 100+ wines (Futures and Ready to Ship) from boutique wineries in leading terroirs
- Solved logistics and legal hurdles - Shipped to 15 countries

**BUSINESS**
- Initiated marketing focused on a US curated base of consumers and reached monthly revenues of $75K in Jan 2021
- Established strategic partnerships for B2B2C Logistics



WINERY-SIDE PLATFORM

P2P TRADING PLATFORM

# Our NEXT STEPS

**TECH**
- Enhance the digital journey: discovery, recommendations, exclusive content and sense of community
- Launch a winery-facing onboarding and management platform to ease engagement and analytics (including upselling Professional Services in digital marketing)
- Blockchain :
  Launch P2P trading platform for wine future.
  Register bottles on Blockchain

**OPERATION**
- Add new wines, new geography focus
- Optimize logistics routes and tracking

**MARKETING**
- Enhance Content Marketing
- Deploy multi channel Digital Marketing Plan
- Expand partnerships



## Our team

**Jacob Ner-David**
Chief Executive Officer

**Gil Picovsky**
Chief Operation Officer

**Habib Hinn**
Dev Lead

**Mike Wolman**
Digital Marketing Manager

**Jordan Erasmus**
Social Media and Analytics Manager

**Gerard Spatafora**
Chief Winery Ambassador

**Kim Loranger**
Content Manager



## Our advisors

**Jennifer Williams-Bulkeley**
Founder and CEO of Vinolytics

**Tron Black**
President Raven Foundation

**Adam Ghahramani**
Former Product manager for Wine Spectator's mobile portfolio

**Tim Clew**
Managing Partner The Wine Trust

**Jeff Pulver**
Tech Visionary



## Our funding history

- Vinsent has raised **$2.75M** to date.

- Medici Ventures, the blockchain arm of Overstock (NASDAQ: OSTK), invested **$2.5M** in cash and in software development services and incubated Vinsent in Salt Lake City till October 2020.

- Vinsent started as an Israeli based company and migrated to the US beginning of 2021 to be closer to its target market.

- **Vinsent is starting a Reg CF (crowd funding) capital raise on the Dalmore Group CF platform.**



Visit us on: www.vinsent.wine

# Cheers !

*Vinsent*